02029477

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended May 28, 2002 File No. 0-29948

STARFIELD RESOURCES INC.
(Name of Registrant)

420 – 625 Howe Street, Vancouver, British Columbia, CANADA V6C 2T6
(Address of principal executive offices)

1. Press Release: May 8, 2002
2. Press Release: May 15, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIELD RESOURCES INC.
(Registrant)

May 28, 2002
Date

By: /s/ Glen J. Indra, President

STARFIELD RESOURCES INC.

PRESS RELEASE

May 8th, 2002

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6
Tel: (604) 608-0400Fax: (604) 608-0344
Toll Free: (877) 233-2244 email: info@starfieldres.com website: starfieldres.com

#SRU-04-02

SRU.CDNX
SRFDF – OTC BB

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

RE-ANALYSES AND CHECK ASSAYS CONFIRM SIGNIFICANT PGE's IN WEST ZONE FERGUSON LAKE

Starfield Resources Inc. has received further verification of high-grade palladium-platinum-rhodium concentrations reported in drill hole FL01-101 (reported October 3, 2001 and April 24, 2002).

Reject sample material from the low-sulphide, biotite-rich high-grade PGE intercept were sent to Activation Laboratories. Nickel Sulphide Fire Assay fusions followed by INAA and ICP/MS analytical instrument determinations were the methods used to check PGE contents, in particular, rhodium concentrations. These latest results as well as previous data received from other accredited laboratories using different analytical methods are presented below:

HOLE FL01-101 PGE CONFIRMATION RESULTS
(Sample 467188, interval 962.28-962.63 meters, length 0.35 meters)

	Pd (g/t)	Pt (g/t)	Rh (g/t)	Analytical Methods
Activation Lab	90.00 94.60	32.2 30.3	3.12 3.41	*Nickel Fusion* INAA ICP-MS
Acme Lab Average (4)	102.05 105.64	31.95 35.03	3.51	*Fire Assay* Gold inquart Silver inquart
Bondar Clegg	103.00	26.71	2.74 2.93	*Fire Assay* Silver inquart Gold inquart Repeat

These check assay results verify that the various analytical procedures used by these accredited laboratories consistently confirm the significantly high concentrations of rhodium (Rh) as well as palladium (Pd) and platinum (Pt) in this distinctive zone. The current drilling program is designed to further identify the target both east and west of the original intercept.

Starfield Resources has also received confirmation re-analysis, check assay, results for hole FL01-99 completed in August of 2001. The hole is located at 8+56 North on section 62+00 West and was drilled at an angle of -80 degrees on an azimuth of 176 degrees to a depth of 869 meters.

The objective of hole FL01-99 was to further test West Zone at depth below hole FL01-84 which had intersected a 46-meter interval of massive and stringer sulphides grading 1.34% Cu, 0.76% Ni, 0.089% Co, 1.99 g/t Pd and 0.32 g/t Pt.

Initial results for the massive and stringer sulphide interval in hole FL01-99 were provided by Bondar Clegg Canada Limited. A four acid sample digestion was followed by initial multi-element geochemical ICP analysis and subsequent

assays of samples with values exceeding 5000 ppm for copper and 4000 ppm for nickel. Palladium and platinum in parts per billion were determined by fire assay fusions using a silver inquart collector and ICP-AES determinations.

Sample pulps from the 31.96-meter interval (34 samples) were submitted to both ALS Chemex and Acme Analytical Laboratories for accredited check analyses.

ALS Chemex multi-element geochemical results were determined by four acid sample digestion followed by ICP-AES/MS determinations. Sample analyses containing greater than 10,000 ppm Cu were re-assayed for Cu and this data is incorporated below. Palladium and platinum were determined in parts per billion by Fire Assay fusions using a silver inquart collector followed by ICP-MS determinations.

Acme Analytical multi-element geochemical results were determined by an aqua regia acid sample digestion followed by ICP-MS determinations. Geochemical results are reported for Cu and Pd as Ni and Pt concentrations are only partially extracted using aqua regia acid digestions.

Weighted average values for three sample intervals based on results from the three ISO9002 registered laboratories are presented in the following table:

HOLE FL01-99 FERGUSON LAKE WEST ZONE COMPARATIVE DATA

			PALLADIUM				PLATINUM	
Interval depth in metres	Core length in metres	Analyses method:	*Fire Assay*	*Fire assay*	*Aqua regia*		*Fire assay*	*Fire assay*
		Instrument:	ICP-AES	ICP-MS	ICP-MS	UNITS	ICP-AES	ICP-MS
773.72 to 805.68	31.96		1619 **1.62**	1698 **1.70**	1701 **1.70**	ppb **g/t**	300 **0.30**	355 **0.36**
Including 773.72 to 783.15	9.43		2159 **2.16**	2005 **2.01**	2062 **2.06**	ppb **g/t**	248 **0.25**	188 **0.19**
and 786.06 to 783.15	16.94		1739 **1.74**	1968 **1.97**	1936 **1.94**	ppb **g/t**	386 **0.39**	467 **0.47**
		LABORATORY	Bondar Clegg	ALS Chemex	Acme		Bondar Clegg	ALS Chemex

			COPPER				NICKEL	
Interval depth in metres	Core length in metres	Analyses method:	4 – Acid	4 - Acid	Aqua regia		4 - Acid	4 - Acid
		Instrument:	AA	AA	ICP-MS	UNITS	AA	AA
773.72 to 805.68	31.96		13831 **1.38**	13767 **1.38**	13688 **1.37**	ppm **%**	6797 **0.68**	6869 **0.69**
Including 773.72 to 783.15	9.43		13687 **1.37**	14060 **1.41**	13354 **1.34**	ppm **%**	8292 **0.83**	8323 **0.83**
and 786.06 to 783.15	16.94		16535 **1.65**	16366 **1.64**	16324 **1.63**	ppm **%**	7807 **0.78**	7932 **0.79**
		LABORATORY	Bondar Clegg	ALS Chemex	Acme		Bondar Clegg	ALS Chemex

The re-analyses results are in good agreement with the initial analytical and assay data now reported for FL01-99. Starfield Resources Inc. will continue to monitor PGE and base metal data from both low-sulphide and massive sulphide zones as intercepted in the current phase of drilling.

On Behalf of the Board of Directors,

Glen Macdonald, P.Geol.,
Director

STARFIELD RESOURCES INC.

PRESS RELEASE

May 15th, 2002

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6
Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com

#SRU-05-02

SRU.TSX
SRFDF – OTC BB

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

• SECOND DRILL RIG TO DEFINE OPEN-PIT POTENTIAL

• WESTERN BOUNDARY STAKED TO COVER UTEM EXTENSION

The Starfield Resources Inc. 2002 drill program, underway since March 2002, has been designed to achieve three objectives. The initial stage of drilling consists of coring three wedged offset holes from drill hole FL01-101 which reported on October 3, 2001 a *0.35 meter intersection grading 103 g/t palladium, 26.7 g/t platinum and 2.74 g/t rhodium* at a depth of 962.28 meters. The three offset intersections, to be compiled and reported to the Company by independent consultant, Dr. N.C. Carter, P.Eng., upon his receipt of all results, are designed to determine orientation of this new PGE horizon to direct further detailed exploration.

A second drill rig on site will immediately commence coring approximately 2,600 meters in 22 holes of definition and fill-in drilling of higher grade, **near surface West Zone** massive sulphides located between Sections 40W and 50W. Currently, this region of West Zone is estimated to contain **8.1 million tonnes** grading 1.07% copper, 0.83% nickel, 1.53 g/t palladium and 0.20 g/t platinum at a 1.5% copper + nickel cutoff and includes 2.5 million tonnes grading 1.18% copper, 1.04% nickel, 1.78 g/t palladium and 0.29 g/t platinum at a 2.0% copper + nickel cutoff. Preliminary mineral resource estimates for West Zone between Sections 40W and 50W are based on 50 drill holes, including historic Inco holes for which nickel, copper and only partial PGE assays are reported. The holes drilled by Starfield during 1999 and 2000 were analyzed for nickel, copper, palladium, platinum and cobalt. Dr. Carter's 22 hole program is designed to upgrade the *mineral resource from an "inferred" to an "indicated" category as defined by the CIM Standing Committee, to further* increase the resource estimate and to establish PGE and cobalt values. **The combined drill results should also provide sufficient information to allow a preliminary assessment and design of open pit mine potential in this area.**

Additional exploration is scheduled to test extensions to the West Zone, as indicated by UTEM and magnetic geophysical anomalies, at depth in the area of Section 6160W (below drill holes FL01-84, 99, and 104) and along strike in the areas from Section 80W to 84W and Section 106W to 110W.

After reviewing geophysical data Starfield has acquired, by staking, two additional mineral claims which increases the Company's land holding by 4,100 hectares to a new total of 28,100 hectares. These claims adjoin the western boundary of the Ferguson Lake property and protect a **10-kilometer long area** into which the West Zone is projected to extend.

Crews to operate the second rig are on site and will commence drilling immediately.

On Behalf of the Board of Directors,

"Glen Macdonald"

Glen Macdonald, P.Geol.,
Director